Exhibit 99.1

Volvo: Renault Trucks Launches New Version of Lightweight Truck

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 22, 2007--AB Volvo's (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) subsidiary Renault Trucks is now launching a new version of Renault Mascott, a lightweight distribution truck that is available with two engine alternatives.

The new Renault Mascott is equipped with a new gearbox, new driveshaft and new engine. Two engine alternatives are available, 130 hp or 150 hp, which meet the European Euro 4 emissions standard. In addition, the Renault Mascott features a new, effective brake system that provides the shortest braking distance in the lightweight truck segment.

The Renault Mascott is one of Renault Trucks best sellers in its segment, with nearly 15,000 vehicles sold during 2006. Deliveries of the newest version are expected to start at mid-year 2007.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT: Volvo
Marten Wikforss, +46 31 66 11 27 or +46 705 59 11 49